UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                           SPRECKELS INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849416-20-1
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                                   20th Floor
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 26, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D


CUSIP NO.        849416-20-1                     PAGE    2    OF     16    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person        Bedford  Falls
                                                                 Investors, L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC Use Only

- --------------------------------------------------------------------------------
4   Source of Funds*                        WC, OO

- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal  Proceeding  is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization     Delaware

- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  455,636
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                0
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             455,636
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power           0

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         455,636

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.2%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D


CUSIP NO.        849416-20-1                     PAGE    3    OF     16    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Metropolitan Capital
                                                                 Advisors,  L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC Use Only

- --------------------------------------------------------------------------------
4   Source of Funds*                        None

- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal  Proceeding  is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization     Delaware

- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                455,636
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power           455,636

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person        455,636*
      *as General Partner of Bedford Falls Investors, L.P.
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.2%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D


CUSIP NO.        849416-20-1                     PAGE    4    OF     16    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Metropolitan Capital
                                                                 Advisors, L.P.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC Use Only

- --------------------------------------------------------------------------------
4   Source of Funds*                       None

- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal  Proceeding  is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization     Delaware

- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  42,297
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                455,636
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             42,297
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power           455,636

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         497,933

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.9%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D


CUSIP NO.        849416-20-1                     PAGE    5    OF     16    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person         Jeffrey E. Schwarz

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC Use Only

- --------------------------------------------------------------------------------
4   Source of Funds*                        None

- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal  Proceeding  is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization     USA

- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                497,933
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power           497,933

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         497,933

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.9%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D


CUSIP NO.        849416-20-1                     PAGE    6    OF     16    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person             Karen Finerman

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC Use Only

- --------------------------------------------------------------------------------
4   Source of Funds*                        None

- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal  Proceeding  is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization     USA

- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                497,933
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power           497,933

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         497,933

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.9%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D


CUSIP NO.        849416-20-1                     PAGE    7    OF     16    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Robert F. Lietzow, Jr.

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC Use Only

- --------------------------------------------------------------------------------
4   Source of Funds*                        PF

- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal  Proceeding  is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization     USA

- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  7,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                0
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             7,000
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power           0

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person           7,000

- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|

- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.1%

- --------------------------------------------------------------------------------
14  Type of Reporting Person*        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







CUSIP NO.    849416-20-1                                  PAGE    8    OF    16
          -----------------                                     -------    -----


THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON NOVEMBER 30, 1995 AND AMENDED AS OF MAY 15, 1996 AND JULY 11, 1996, FILED JOINTLY ON BEHALF OF BEDFORD FALLS INVESTORS, L.P. AND CERTAIN OTHER REPORTING PERSONS. THE TEXT OF ITEMS 4, 5 AND 6 OF SAID SCHEDULE 13D IS AMENDED AS INDICATED HEREIN. ALL CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN SAID SCHEDULE 13D DATED NOVEMBER 30, 1995.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The information set forth below amends the information previously set forth in Item 4.

         By letter dated June 3, 1996, Bedford Falls Investors, L.P. submitted to the Issuer a proposal and supporting statement to be considered by shareholders at the next Stockholders Meeting requesting that the Board of Directors initiate and complete the steps necessary to achieve a sale of the Company on terms that will maximize and realize shareholder value as promptly as possible.

         By letter dated July 11, 1996, Bedford Falls Investors, L.P. gave notice to the Issuer of its intention to nominate six candidates for election at the Issuer's next stockholder meeting. Such nominations were made for the purpose of electing a majority of the Company's Board of Directors and with the further purpose of causing the Company to take steps to more fully explore and consider all strategic alternatives for maximizing shareholder value, including extraordinary corporate transactions such as a sale or merger.

         On July 19, 1996, American Enterprises Acquisition Corp., a Delaware corporation, commenced a cash tender offer to purchase all outstanding shares of Common stock of the Issuer for a price of $16.50 per share. On August 26, 1996, the Issuer announced that it had entered into a definitive agreement with Columbus McKinnon Corp. pursuant to which Columbus McKinnon Corp. would acquire all Common Stock of the Company for a cash price of $24 per share, and would commence a tender offer for Company Common Stock at such price (the "Columbus Offer").

         On August 28, 1996, Bedford Falls Investors, L.P. gave notice to the Issuer that it was withdrawing the nominations and shareholder proposal described above. The Reporting Persons do not have any current intention to solicit proxies for the election of such nominees, or in favor of such proposal, or to resubmit such nominations or proposal. Other than as may result from the Reporting Persons' current intention to sell all Common Stock of the Issuer through the Columbus Offer or otherwise, the Reporting Persons have no current proposal regarding the Issuer that would be reportable under this Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is unchanged from that previously set forth in Item 5, except as follows:


         (i) Bedford Falls Investors, on August 26, 1996, sold an aggregate of 135,200 shares of Common Stock and is currently the owner of 455,636 shares (7.2%) of Common Stock, 296,236 of which may be acquired upon exercise of currently exercisable Warrants. Such shares were sold for prices of $23.62 per share (74,800 shares) and $23.57 per share (60,400 shares). Metropolitan Capital Advisors, L.P. is the General Partner of Bedford Falls Investors, L.P., and may be deemed to have shared voting and dispositive power over the Common Stock described above.









CUSIP NO.    849416-20-1                                 Page    9    of    16
          -----------------                                   -------      -----


         (ii) Metropolitan Capital Advisors, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account; however, Metropolitan Capital Advisors, Inc. does have voting and/or dispositive power with respect to all shares of Common Stock of the Issuer held in a Managed Account pursuant to the terms of a certain investment advisory agreement between it and the Managed Account. The Managed Account purchased 6,000 shares of Common Stock on July 11, 1996 at a price of $15.50 per share, and on August 26, 1996, sold an aggregate of 25,600 shares of Common Stock for prices of $23.62 per share (15,200 shares) and $23.57 per share (10,400 shares). Thus, by virtue of its discretionary trading authority over assets held in the Managed Account, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of 42,297 shares of Common Stock of the Issuer held by the Managed Account, 31,097 of which may be acquired upon exercise of currently exercisable Warrants.

                  In addition to the above, by reason of its position as General Partner of Metropolitan Capital Advisors, L.P., Metropolitan Capital Advisors, Inc. may be deemed to have shared voting and dispositive power over 455,636 shares of Common Stock of the Issuer owned by Bedford Falls Investors, L.P., including 296,236 shares which may be acquired upon the exercise of Warrants. Accordingly, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of an aggregate 497,933 shares representing 7.9% of the Common Stock of the Issuer.

         (iii) Jeffrey Schwarz may be deemed the beneficial owner of 497,933 shares (7.9%) of the Common Stock of the Issuer, of which 327,333 are represented by currently exercisable Warrants, as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital Advisors, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (iv) Karen Finerman may be deemed the beneficial owner of 497,933 shares (7.9%) of the Common Stock of the Issuer, of which 327,333 are represented by currently exercisable Warrants, as a result of her being a director and executive officer of Metropolitan Capital Advisors, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Robert F. Lietzow, on August 26, 1996 sold 1,000 shares of Issuer Common Stock for a price of $23.62 per share and now is the owner of 7,000 shares of Common Stock.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the outstanding shares of Class A Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

     (b) Bedford Falls Investors, L.P. (the "Partnership") has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Bedford Falls Investors, L.P. by its General Partner, Metropolitan Capital Advisors, L.P., which acts through its corporate general partner, Metropolitan Capital Advisors, Inc. Jeffrey Schwarz and Karen Finerman are the sole directors, officers and, with respect to Mr. Schwarz, controlling stockholder of Metropolitan Capital Advisors, Inc.

     By virtue of their positions with Metropolitan Capital Advisors, Inc., Jeffrey Schwarz and Karen Finerman each may be deemed to have voting and dispositive power over shares of the Common Stock beneficially owned by a









 CUSIP NO.    849416-20-1                               Page    10    of    16
           -----------------                                  --------    -----


Managed Account. Pursuant to a written agreement governing the Managed Account, such power is sole with respect to all of such shares.

         Robert F. Lietzow has sole voting and dispositive power over the 7,000 shares of common stock beneficially owned by him.

         (c) Except as set forth below, the following are all transactions in the class of Securities reported on herein effected by any of the Reporting Persons in the past sixty (60) days.

         (d) Not Applicable.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     As described in Item 4 above, Bedford Falls Investors, L.P. has withdrawn its nomination of candidates for election to the Issuer's Board of Directors and, therefore, has no current agreement with any other person to act together to influence control over the Issuer, or otherwise form a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934, and the rules thereunder.









CUSIP NO.    849416-20-1                                page    11    of    16
          -----------------                                   --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                    BEDFORD FALLS INVESTORS, L.P.
                                    By:  Metropolitan Capital Advisors, L.P.
                                            Its Sole General Partner

                                        By:  Metropolitan Capital Advisors, Inc.
                                             Its Sole General Partner


                                        By:  /s/ Karen Finerman
                                           ---------------------------------
                                             Karen Finerman, President


Dated as of:  August 29, 1996









CUSIP NO.    849416-20-1                                 Page    12    of    16
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                    METROPOLITAN CAPITAL ADVISORS, L.P.
                                    By: Metropolitan Capital Advisors, Inc.



                                    By: /s/ Karen Finerman
                                       -------------------------------------
                                        Karen Finerman, President


Dated as of:  August 29, 1996







CUSIP NO.    849416-20-1                                 Page    13    of    16
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                    METROPOLITAN CAPITAL ADVISORS, INC.



                                    By: /s/ Karen Finerman
                                       -------------------------------------
                                         Karen Finerman, President


Dated as of:  August 29, 1996










CUSIP NO.    849416-20-1                                 Page    14    of    16
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Jeffrey Schwarz
                                            ------------------------------
                                            Jeffrey Schwarz


Dated as of:  August 29, 1996








CUSIP NO.    849416-20-1                                 Page    15    of    16
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Karen Finerman
                                            --------------------------------
                                            Karen Finerman

Dated as of:  August 29, 1996











CUSIP NO.    849416-20-1                                  Page    16    of   16
          -----------------                                     --------   -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Robert F. Lietzow, Jr.
                                            --------------------------------
                                            Robert F. Lietzow, Jr.

Dated as of:  August 29, 1996